Morgan Stanley & Co. Incorporated
1585 Broadway
New York, NY 10036
November 10, 2005
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IntercontinentalExchange, Inc.
Registration Statement No. 333-123500
Dear Sir or Madam:
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we, as representatives of the several Underwriters, wish to advise you that the Registration Statement on Form S-1 (File No. 333-123500) as filed on October 27, 2005 and the Preliminary Prospectus dated October 27, 2005, were distributed during the period October 27, 2005 through November 8, 2005, noon as follows:

Registration Statement	Preliminary Prospectus

5 to 5 Underwriters	13,382 to 5 Underwriters

0 to 0 Dealers

1,294 to 1,294 Institutions

9 to 9 Others

Total: 5	Total: 14,685
     The undersigned, as representative of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

     In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, we hereby join in the request of IntercontinentalExchange, Inc. for acceleration of the effective date of the above-referenced registration statement so that such registration statement is declared effective at 4 p.m. on November 15, 2005 or as soon as practicable thereafter.
Very truly yours,
Morgan Stanley & Co. Incorporated
Goldman, Sachs & Co.
William Blair & Company L.L.C.
Sandler O’Neill & Partners, L.P.
SG Americas Securities, LLC
By: Morgan Stanley & Co. Incorporated

By:	/s/ John Tyree

Name:	John Tyree
Title:	Executive Director

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